Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52(81) 8888-4136 ir@cemex.com

CEMEX REPORTS FIRST-QUARTER 2014 RESULTS

MONTERREY, MEXICO, APRIL 30, 2014 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales reached U.S.$3.6 billion during the first quarter of 2014, an increase of 8% versus the comparable period in 2013. Operating EBITDA increased by 3% during the quarter to U.S.$535 million versus the same period in 2013.

CEMEX’s Consolidated First-Quarter 2014 Financial and Operational Highlights

•	The increase in consolidated net sales was due to higher prices of our products in local currency terms in most of our operations, as well as higher volumes in all our regions.

•	Operating earnings before other expenses, net, in the first quarter increased by 12%, to U.S.$268 million.

•	Operating EBITDA increased during the quarter by 3% to U.S.$535 million. During the quarter, higher maintenance and inventory drawdown negatively affected operating EBITDA. Adjusting for these effects and for the higher number of business days in our operations during the quarter, operating EBITDA, on a like-to-like basis, increased by 15%.

•	Operating EBITDA margin decreased by 0.8 percentage points on a year-over-year basis reaching 14.9%. Operating EBITDA margin, on a like-to-like basis, adjusted for the higher maintenance, the inventory drawdown, and the higher number of business days during the quarter increased by 0.8 percentage points.

•	Free cash flow after maintenance capital expenditures for the quarter was negative U.S.$454 million, compared with negative U.S.$483 million in the same quarter of 2013.

Fernando A. González, Executive Vice President of Finance and Administration, said: “We are pleased with the growth in our operating EBITDA during the quarter, on a like-to-like basis, adjusting for the seasonal maintenance and inventory-drawdown effects, which we expect will revert throughout the rest of the year. We also saw positive dynamics in consolidated volumes and prices for our main products.

We are also satisfied with the strong support we have received from the global capital markets. During April, we issued U.S.$1 billion and €400 million in senior secured notes, with which we are retiring certain higher-coupon debt.”

Consolidated Corporate Results

During the first quarter of 2014, controlling interest net income was a loss of U.S.$293 million, a deterioration over a loss of U.S.$281 million in the same period last year.

Total debt plus perpetual notes decreased by U.S.$300 million during the quarter.

Geographical Markets First-Quarter 2014 Highlights

Net sales in our operations in Mexico decreased 6% in the first quarter of 2014 to U.S.$737 million, compared with U.S.$780 million in the first quarter of 2013. Operating EBITDA decreased by 5% to U.S.$250 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of U.S.$792 million in the first quarter of 2014, up 8% from the same period in 2013. Operating EBITDA increased 48% to U.S.$28 million in the quarter versus the same period of last year.

In Northern Europe, net sales for the first quarter of 2014 increased 21% to U.S.$912 million, compared with U.S.$756 million in the first quarter of 2013. Operating EBITDA increased to U.S.$13 million in the quarter, versus a loss of U.S.$17 million in the same period last year.

First-quarter net sales in the Mediterranean region were U.S.$412 million, 19% higher compared with U.S.$347 million during the first quarter of 2013. Operating EBITDA increased 11% to U.S.$81 million for the quarter versus the comparable period in 2013.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of U.S.$538 million during the first quarter of 2014, representing an increase of 8% over the same period of 2013. Operating EBITDA remained flat at U.S.$187 million in the first quarter of 2014 compared with the first quarter of 2013.

Operations in Asia reported a 3% increase in net sales for the first quarter of 2014, to U.S.$146 million, versus the first quarter of 2013, and operating EBITDA for the quarter was U.S.$26 million, up 8% from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The

Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.